UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Finance Online Co. Limited

File No. 0-50975 - CF#26951

China Finance Online Co. Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 31, 2011.

Based on representations by China Finance Online Co. Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.71	through April 30, 2012
Exhibit 4.72	through April 30, 2012
Exhibit 4.75	through April 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel